Information for Shareholders
Our Leadership

Board of Directors		Named Executive Officers
DANIEL HANCOCK Chair of the Board of Directors and of the HRC Committee, and member of the NCG and TPS Committee Board Member since July 2017	PHILIP HODGE Member of the Audit Committee Board Member since January 2022	DAVID JOHNSON Chief Executive Officer
MICHELE BUCHIGNANI Chair of the NCG Committee Member of the HRC Committee Board Member since March 2018	DAVID JOHNSON Chief Executive Officer Board Member since January 2019	RICHARD ORAZIETTI Chief Financial Officer
BRENDA EPRILE Chair of the Audit Committee Member of the HRC Committee Board Member since October 2013	KARL-VIKTOR SCHALLER Chair of the TPS Committee Member of the Audit and NCG Committees Board Member since April 2020	NICOLA COSCIANI Executive Vice President, Global Operations
RITA FORST Member of the Audit, HRC and TPS Committees Board Member since April 2020	EILEEN WHEATMAN Member of the HRC Committee Board Member since April 2020	LANCE FOLLETT Chief Legal Officer and Executive Vice President
ANTHONY GUGLIELMIN Member of the Audit, HRC and TPS Committees Board Member since January 2021		BART VAN AERLE Vice President, Product and Business Strategy

Information for Shareholders
Corporate Information
Contact Details
1750 West 75th Avenue, Suite 101
Vancouver, BC, Canada V6P 6G2
T 604-718-2000 F 604-718-2001
invest@wfsinc.com | www.wfsinc.com
Shareholders and other interested parties can also sign up to receive news updates, stock quotes, events and presentations by email at: investors.wfsinc.com/resources/investor-email-alerts
Legal Counsel
Bennett Jones LLP, Calgary, Alberta, Canada
Auditors
KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia, Canada
Shares Listed
Toronto Stock Exchange - WPRT
NASDAQ Global Select Market - WPRT

Transfer Agent
Shareholders with questions about their account-including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries-should contact our Transfer Agent and Registrar:
Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor,
Vancouver, BC, Canada V6C 3B9
T 604-661-9400 F 604-661-9401
Annual General and Special Meeting
The Annual General and Special Meeting will be held via live online audio webcast on Thursday May 5, 2022 at 10:00 a.m. (Pacific Time). For more information on how to attend and vote online, please refer to the Information Circular dated March 14, 2022.
Annual Information Form (AIF)
The company's AIF can be found online at www.sedar.com.